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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                              Staff Builders, Inc.
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                 (Exact name of issuer as specified in charter)

             1983 Marcus Avenue, Lake Success, New York  11042-7011
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                    (Address of principal executive offices)

Issuer's telephone number, including area code   (516) 358-1000

          I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security  Class B Common Stock, $.01 par value per share
2.   Number of shares outstanding before the change  0
3.   Number of shares outstanding after the change  1,209,977
4.   Effective date of change  October 26, 1995
5. Method of change and brief description of transaction On October 26, 1995, Staff Builders, Inc. (the "Company") implemented a plan of recapitalization by which (i) the Company's Restated Certificate of Incorporation was amended to eliminate the Company's previously authorized single class of common stock (the "Common Stock") and to authorize for issuance 50,000,000 shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), and 1,450,000 shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), (ii) each share of Common Stock beneficially held by the same owner for more than four years as of both August 28, 1995 and October 26, 1995 was reclassified, changed and converted automatically into one share of Class B Common Stock, and (iii) each other share of Common Stock was reclassified, changed and converted automatically into one share of Class A Common Stock. On August 28, 1995, based upon information available at that time, there were 1,209,977 shares of Common Stock outstanding
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     which were beneficially owned by their holders for more than four years.
     Accordingly, as of October 26, 1995, assuming all such shares continued to be beneficially owned by the same holders for more than four years, 1,209,977 shares of Class B Common Stock were issued on October 26, 1995 to replace such shares of Common Stock and are now outstanding. On or about December 1, 1995, the Company will confirm the number of shares of Common Stock which were beneficially owned by the same holders for more than four years on both August 28, 1995 and October 26, 1995. If it is determined that the Company has understated the number of shares of Common Stock beneficially owned by the same holders for more than four years, then the number of outstanding shares of Class A Common Stock will be reduced by the amount of such understatement and the number of outstanding shares of Class B Common Stock will be increased by the amount of such understatement.


          II.  CHANGE IN NAME OF ISSUER

                    Not applicable.




Date:  November 3, 1995                 /s/ Gary Tighe
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                                        Gary Tighe
                                        Senior Vice President, Finance and Chief
                                        Financial Officer